Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at 1:30 p.m. (eastern time) on Tuesday, April 21, 2020 at Fasken Martineau DuMoulin LLP, 800 Square Victoria, Suite 3500, Montreal, Québec, Canada H4Z 1E9. The purposes of the meeting are to:

1.	receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2019 and the auditors’ report thereon;

2.	elect the directors of the Corporation;

3.	appoint the auditor of the Corporation and authorize the directors to fix its remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Circular under the headings “Election of Directors of the Corporation” and “Appointment of Auditor”, respectively.

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Meeting Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of the Meeting Materials (as defined below) on SEDAR and on one additional website, rather than mailing paper copies. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting Broadridge Financial Solutions, Inc. (“Broadridge”) toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Meeting Materials (as defined below) via prepaid mail.

Websites Where Materials are Posted

The Circular, this notice of meeting, the form of proxy, voting instruction form and the Corporation’s 2019 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Corporation’s website at www.tfiintl.com and under the Corporation’s profile on SEDAR at www.sedar.com. All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Although the Proxy-Related Materials have been posted on-line, Beneficial Shareholders may obtain paper copies free of charge of the Circular and other Meeting Materials by contacting Broadridge toll free at 1-877-907-7643. Any request for paper copies should be received by the Corporation by April 10, 2020 in order to allow sufficient time for Beneficial Shareholders to receive the paper copies and return their voting instruction form or proxy by its due date.

Voting

The Board of Directors has fixed the close of business on March 10, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements for the 2020 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated this 9th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

By:	(signed) Alain Bédard
Alain Bédard, FCPA, FCA
Chairman of the Board, President and
Chief Executive Officer